SEC[?] 06005608 [?]ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.
199

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SEC FILE NUMBER
8-51758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E 20th Street
(No. and Street)

Joplin, MO 64804
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young 417-623-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson PC
(Name – *if individual, state last, first, middle name*)

209A E Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KANDI KIVETT
Notary Public - Notary Seal
State of Missouri, Jasper County
My Commission Expires Oct. 22, 2009
Commission # 05400978

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note I)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MidAmerica Financial Services, Inc.

December 31, 2005

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2005

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

We have audited the accompanying balance sheets of MidAmerica Financial Services, Inc. (an S-corporation) as of December 31, 2005 and 2004 and related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 24, 2006

Mexico • Sedalia • Marshall • Columbia

MidAmerica Financial Services, Inc.

BALANCE SHEETS

	December 31 2005	December 31 2004
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 4,976	$ 4,932
Accounts receivable - registered representatives	13,036	3,475
Commissions receivable	4,589	9,314
	22,601	17,721
OTHER ASSETS		
Brokerage account (unrestricted)--Note C	368	114
Brokerage account (restricted)--Note C	10,000	10,000
Rent deposit	350	350
	10,718	10,464
PLANT AND EQUIPMENT		
Office furniture	6,618	6,618
Less accumulated depreciation	5,085	4,085
	1,533	2,533
TOTAL ASSETS	$34,852	$30,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ (25)	$ 605
Commissions payable	6,717	12,233
	6,692	12,838
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000 shares authorized, 100 shares issued	100	100
Paid in capital	---	5,268
Retained earnings	28,060	12,512
	28,160	17,880
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$34,852	$30,718

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF INCOME

		Year Ended December 31 2005	2004
Sales			
Commissions received		$305,648	$ 89,676
Registered representative income		46,390	26,969
Other income		81,726	30,414
Investment advisor supervisory income		3,455	2,939
	TOTAL SALES	437,219	149,998
Cost of Sales			
Commissions paid		300,686	70,548
Clearing costs		7,624	8,544
Registered representative expense		25,323	16,730
	TOTAL COST OF SALES	333,633	95,822
	GROSS PROFIT	103,586	54,176
Overhead Expenses			
Accounting		2,609	3,088
Advertising		2,689	3,646
Attorney fees		920	618
Contracted services		42,738	19,300
Depreciation		1,000	920
Dues and subscriptions		79	165
Insurance		1,807	1,227
Interest expense		---	45
Internet expense		1,717	1,045
Licenses and permits		152	217
Maintenance		659	309
Miscellaneous		733	180
Office expense		2,273	2,027
Postage		4,241	2,588
Printing and reproduction		186	199
Recruitment fees		2,000	---
Rent		7,200	6,750
Telephone		6,490	6,290
Travel and entertainment		5,526	4,569
	TOTAL OVERHEAD EXPENSES	83,019	53,183
	OPERATING INCOME	20,567	993
Other Income			
Interest income		545	56
Other miscellaneous income (expense)		(158)	202
	TOTAL OTHER INCOME	387	258
	NET INCOME	$ 20,954	$ 1,251

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$100	$16,900	$11,261	$28,261
Distributions	---	(11,632)	---	(11,632)
Net income - 2004	---	---	1,251	1,251
BALANCE AT DECEMBER 31, 2004	100	5,268	12,512	17,880
Distributions	---	(5,268)	(5,406)	(10,674)
Net income - 2005	---	---	20,954	20,954
BALANCE AT DECEMBER 31, 2005	$100	$ ---	$28,060	$28,160

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 20,954	$ 1,251
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,000	920
Change in assets and liabilities increasing (decreasing) cash flows:		
Accounts receivable - registered representatives	(9,561)	(646)
Commissions receivable	4,723	(4,140)
Accounts payable	(630)	(869)
Commissions payable	(5,513)	8,648
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,973	5,164
CASH FLOWS USED IN INVESTING ACTIVITIES		
Loan to MidAmerica Mortgage Center, Inc.	---	8,244
Increase in restricted cash	(254)	(30)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(254)	8,214
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distributions to shareholders	(10,674)	(11,632)
CHANGE IN CASH AND CASH EQUIVALENTS	145	1,746
Cash and cash equivalents at beginning of year	4,932	3,186
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,977	$ 4,932

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ ---	$ 45

No cash was paid for taxes in 2005 or 2004.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company has offices of supervisory jurisdiction in Omaha, NE and Ft. Wayne, IN and 25 registered representatives in 26 states and Washington, DC.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Accounts Receivable - Registered Representatives: Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2005 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

	2005	2004
Income per books	$20,954	$ 1,251
Adjustments:		
Cash receipts of prior year receivables	12,789	8,003
Cash payments of prior year payables	(12,838)	(5,059)
Current year receivables	(17,625)	(12,789)
Current year payables	6,692	12,838
Difference between book and tax depreciation	556	401
50% limitation on meals and entertainment	1,227	873
TAXABLE INCOME TO SHAREHOLDERS	$11,755	$ 5,518

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. Management is considered as independent contractors. The Company currently has no salaried or hourly employees.

Other Income: Other income consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses): The Company does not trade on its own behalf.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. is owned by the shareholders of MidAmerica Financial Services, Inc. MidAmerica Mortgage Center, Inc. ceased operations in 2005. MidAmerica Financial Services, Inc. paid off debts of MidAmerica Mortgage Center, Inc. totaling $10,674. This amount was treated as a distribution to the shareholders.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2005 and 2004 were $10,368 and $10,114, respectively. $10,000.00 of these amounts has been reported as restricted cash under other assets.

NOTE D--CONCENTRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds. These balances are not insured.

NOTE E--LEASES

The Company leases its offices for $600 per month. The lease is month to month.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2005 and 2004 these amounts were:

	2005		2004	
	Value	Haircut	Value	Haircut
Money Market Funds:				
Cash in bank	$ 4,976	$100	$ 4,932	$ 99
Brokerage account	10,368	207	10,114	202
	$15,344	$307	$15,046	$301

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2005 the Company had net capital of $12,934. ($7,934 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 51.73%. On December 31, 2004 the Company had net capital of $11,221. ($6,221 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 114.41%.

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2005 and 2004, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2005 and 2004 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

	December 31, 2005 2005	2004
NET CAPITAL		
Ownership Equity	$28,160	$17,880
Less non-allowable assets:		
Rent deposit	350	350
Receivables from non-customers	13,036	3,475
Net fixed assets	1,533	2,533
	14,919	6,358
TOTAL ALLOWABLE CAPITAL	13,241	11,522
Less Haircuts on Investments	307	301
TOTAL NET CAPITAL	12,934	11,221
MINIMUM NET CAPITAL REQUIREMENT	(5,000)	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 7,934	$ 6,221
TOTAL AGGREGATE INDEBTEDNESS	$ 6,692	$ 12,838
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	51.73%	114.41%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 24, 2006

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of December 31, 2005 and 2004 and have issued our report thereon dated February 24, 2006

In planning and performing our audit of the financial statements and supplemental schedules MidAmerica Financial Services, Inc. for the years ended December 31, 2005 and 2004, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

Mexico • Sedalia • Marshall • Columbia

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 24, 2006